Free Writing Prospectus
Filed pursuant to Rule 433
Dated February 18, 2009
Relating to
Preliminary Prospectus Supplement dated February 18, 2009 to
Prospectus dated October 28, 2008
Registration Statement No. 333-154778

Pricing Term Sheet

Issuer:	Goodrich Corporation

Size:	$300,000,000

Security Type:	Senior Note

Maturity:	March 1, 2019

Coupon:	6.125%

Price to Public:	99.224% of face amount

Yield to maturity:	6.230%

Spread to Benchmark Treasury:	350 bp

Benchmark Treasury:	2.75% due 02/15/19

Benchmark Treasury Spot and Yield:	100-5+ and 2.730%

Interest Payment Dates:	March 1st and September 1st, commencing
September 1, 2009

Redemption Provisions:

Make-whole call	At any time at a discount rate of
Treasury plus 50 basis points

Trade Date:	February 18, 2009

Settlement Date:	February 23, 2009 (T+3)

CUSIP / ISIN:	382388AV8 / US382388AV80

Ratings:	Baa2/BBB+/BBB+

Underwriters:	J.P. Morgan Securities Inc.
Banc of America Securities LLC
UBS Securities LLC
BNY Mellon Capital Markets, LLC
Calyon Securities (USA) Inc.
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
Greenwich Capital Markets, Inc.
Wachovia Capital Markets, LLC

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P.Morgan Securities Inc. collect at 1-212-834-4533, Banc of American Securities LLC at 1-800-294-1322 or UBS Securities LLC at 1-877-827-6444, ext. 561 3884.
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